

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

Via E-mail
Isaac E. Ciechanover, M.D.
Chief Executive Officer
Atara Biotherapeutics, Inc.
3260 Bayshore Boulevard
Brisbane, CA 94005

> **Re:** **Atara Biotherapeutics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 22, 2014**
> **CIK No. 0001604464**

Dear Dr. Ciechanover:

We have reviewed amendment no. 1 to your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Notes to Combined and Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Basis of Presentation and Recapitalization, page F-8

1. Please refer to your response to prior comment 30. Disclose the reason that you accounted for the Recapitalization as a combination of businesses under common control since the businesses were under common ownership and management and not under common control. If the reason is because the Recapitalization lacked substance, disclose the basis for this conclusion.

Stock-based compensation expense, page F-13

2. Please provide us additional information to support the significant increase in valuation from $2.06 at January 8, 2014 to $6.61 at March 31, 2014. Please include the probability

percentages applied to each scenario for the March 31, 2014 valuation and how you concluded they were reasonable. Please clarify how you concluded the assumptions used for the January 8, 2014 valuation were reasonable particularly considering that you issued Series B preferred stock in November 2013 and January 2014 for approximately $6.12 per share.

You may contact Vanessa Robertson at (202) 551-3649 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       Jodie M. Bourdet, Esq.
       Cooley LLP